

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2018

Christopher Miglino
Chief Executive Officer, Director, President
Social Reality, Inc.
456 Seaton Street
Los Angeles, CA 90013

      Re: Social Reality, Inc.
           Registration Statement on Form S-3
           Filed December 8, 2017
           File No. 333-221970
           Form 10-Q for the Quarter Ended September 30, 2017
           Filed November 14, 2017
           File No. 001-37916

Dear Mr. Miglino:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed December 8, 2017

Form 10-Q for the Quarter Ended September 30, 2017
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 28

1.   We note your Form 8-Ks furnished between September 25, 2017 and December 14, 2017 describe an upcoming initial coin offering (ICO) of BIGtoken cryptocurrency; however, the extent and timing of such an offering is unclear. The BIGtoken.com project appears to be a material event and uncertainty that could cause reported financial information to

not be indicative of future operating results or future financial condition. We also note that your November 28, 2017 Form 8-K announced your intention to pay a one-time cryptocurrency dividend to all shareholders as a part of your ICO. Please refer to Item 303(A) of Regulation S-K and provide us with more details about this material event and uncertainty. Specifically, please tell us the following in your response:
• your planned timing for the initial coin offering;
• the working capital needs you anticipate that the BigToken.com project and ICO will require over the next 12 months;
• how you plan to fund those working capital needs; and
• how you expect the ICO and BIGtoken.com project to impact your financial statements for the next 12 months.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

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